MOBILEYE GLOBAL INC.

c/o Mobileye B.V.

Har Hotzvim, 13 Hartom Street

P.O. Box 45157

Jerusalem 9777513, Israel

October 24, 2022

VIA EMAIL & EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mobileye Global Inc. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-267685)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-267685) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on October 25, 2022, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 and that such effectiveness also be confirmed in writing.

Very truly yours,

Mobileye Global Inc.

By:	/s/ Anat Heller
Name:	Anat Heller
Title:	Chief Financial Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel and P. Michelle Gasaway

cc:	Sullivan & Cromwell LLP
John L. Savva